Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

The Walt Disney Company has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.
In this Exhibit 4.6, when we refer to “The Walt Disney Company,” the “Company,” “we,” “us” or “our” or when we otherwise refer to ourselves, we mean The Walt Disney Company, excluding, unless otherwise expressly stated or the context requires, our subsidiaries; all references to “common stock” refer only to common stock issued by The Walt Disney Company and not to any common stock issued by any subsidiary.
The general terms and provisions of our common stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our charter and bylaws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.6 is a part. We encourage you to read our charter and bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”) for additional information.
Authorized Shares
Under our charter, we have the authority to issue 4,600,000,000 shares of common stock.
Dividends
Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to receive dividends on the stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors (the “Board of Directors”). The payment of dividends on the common stock is a business decision to be made by our Board of Directors from time to time based upon results of our operations and our financial condition and any other factors as our Board of Directors considers relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.
Voting Rights
Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of preferred stock, the holders of common stock possess all voting power. Our charter does not provide for cumulative voting for the election of directors. As a result, under the DGCL, the holders of more than one-half of the outstanding shares of common stock generally are able to elect all the directors of The Walt Disney Company then standing for election and holders of the remaining shares will not be able to elect any director. Directors are elected by a majority of votes cast at the annual meeting of stockholders, unless the election is contested, in which case directors are elected by a plurality of votes cast. A majority of votes cast means that the numbers of shares voted “for” a director exceeds the number of votes cast “against” that director.
If an incumbent director in an uncontested election does not receive a majority of votes cast for his or her election, the director is required to submit a letter of resignation to the Board of Directors for consideration by the Governance and Nominating Committee of our Board of Directors (the “Governance and Nominating Committee”). The Governance and Nominating Committee is required to promptly assess the appropriateness of such nominee continuing to serve as a director and recommend to the Board of Directors the action to be taken with respect to the tendered resignation. The Board of Directors is required to determine whether to accept or reject the resignation, or what other action should be taken, within ninety (90) days of the date of the certification of election results.
Liquidation Rights
Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up.

Absence of Other Rights
Holders of common stock have no preferential, preemptive, conversion or exchange rights.
Miscellaneous
All outstanding shares of common stock are fully paid and not liable to further calls or assessment by us.
Certain Anti-takeover Effects
General. Certain provisions of our charter and the DGCL could make it more difficult to consummate an acquisition of control of us by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by our Board of Directors. The provisions described below may reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt which is unfair to our stockholders. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our charter, our bylaws and the DGCL.
Our bylaws permit adoption of a stockholder rights plan, rights agreement or any other form of distribution to stockholders which is designed to or has the effect of making an acquisition of large holdings of our shares of common stock more difficult or expensive if, but only if, approved by a majority of the Board of Directors including a majority of independent directors. The bylaw requires that any such plan terminate within one year following the date of adoption unless the plan has been ratified by stockholders or extended by further votes of the Board of Directors. Our Board of Directors has no present intention to introduce additional measures that might have an anti-takeover effect; however, our Board of Directors expressly reserves the right to introduce these measures in the future.
Business Combinations. Section 203 of the DGCL restricts a wide range of transactions (“business combinations”) between a corporation and an interested stockholder. An “interested stockholder” is, generally, any person who beneficially owns, directly or indirectly, 15% or more of the corporation’s outstanding voting stock. Business combinations are broadly defined to include (i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation’s assets to, (iii) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to, (iv) certain transactions resulting in an increase in the proportionate share of stock of the corporation or any subsidiary owned by, or (v) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder. Section 203 provides that an interested stockholder may not engage in a business combination with the corporation for a period of three years from the time of becoming an interested stockholder unless (a) the Board of Directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time that person became an interested stockholder; (b) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation’s voting stock (excluding, for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, shares owned by persons who are directors and also officers and shares owned by certain employee stock plans); or (c) the business combination is approved by the Board of Directors and authorized by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock not owned by the interested stockholder. The restrictions on business combinations with interested stockholders contained in Section 203 of the DGCL do not apply to a corporation whose certificate of incorporation or bylaws contains a provision expressly electing not to be governed by the statute; however, neither our charter nor our bylaws contains a provision electing to “opt-out” of Section 203.

Advance Notice Requirements. Stockholders wishing to nominate persons for election to our Board of Directors at an annual meeting or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements set forth in our bylaws. Likewise, if our Board of Directors has determined that directors shall be elected at a special meeting of stockholders, stockholders wishing to nominate persons for election to our Board of Directors at such special meeting must comply with certain advance notice and other requirements set forth in our bylaws.
Proxy Access. Our bylaws permit a qualified stockholder or group of stockholders to include up to a specified number of director nominees in our proxy materials for an annual meeting of stockholders. To qualify, the stockholders (or group of up to twenty stockholders) must have continuously owned for at least three years 3% or more of the total voting power of our outstanding shares of capital stock entitled to vote in the election of directors. The maximum number of stockholder nominees permitted under the proxy access provisions of our bylaws is generally the greater of (x) two or (y) 20% of the total number of our directors in office as of the last day on which notice of a nomination may be delivered or, if such amount is not a whole number, the closest whole number below 20%.
Notice of a nomination under our proxy access bylaw provisions must generally be submitted to our secretary at our principal executive offices no earlier than the close of business on the one hundred fiftieth day and no later than the close of business on the one hundred twentieth day prior to the first anniversary of the preceding year’s annual meeting. The notice must contain certain information specified in our bylaws.
Special Meetings. Pursuant to the DGCL, a special meeting of stockholders may be called by the Board of Directors or by any other person authorized to do so in the charter or the bylaws. Our charter provides that special meetings of stockholders may only be called by our Board of Directors, the Chairman of our Board of Directors, the Chief Executive Officer, or, solely to the extent required by our bylaws, by the Secretary of the Company at the written request in proper form of one or more stockholders who have continuously held as stockholders of record “Net Long Shares” (as defined in the bylaws) representing in the aggregate at least twenty-five percent (25%) of the outstanding shares of our common stock for at least one year prior to the date such request is delivered to the Secretary.
Board Vacancies. Any vacancy on the Board of Directors, howsoever resulting, may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office after the annual meeting at which his or her term is scheduled to end until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, disqualification or removal from office.
Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our charter could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.